UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras provides information on the resolutions of the Annual General Meeting

—

Rio de Janeiro, April 16, 2026 – Petróleo Brasileiro S.A. – Petrobras hereby informs that the Annual General Meeting held today resolved and approved, by majority, the following:

ANNUAL GENERAL MEETING

I.	Approval of management accounts; review, discussion and voting on the Management Report and the Company’s Financial Statements, accompanied by the Independent Auditors’ Report and the opinion of Petrobras’ Fiscal Council, relating to the fiscal year ended December 31, 2025.
II.	Capital budget for fiscal year 2026.
III.	Allocation of earnings for fiscal year 2025, with payment of the supplementary remuneration in two instalments, as follows: (i) the first on May 20, 2026, in the amount of R$ 0.32626409 per outstanding share (common or preferred); and (ii) the second on June 22, 2026, in the amount of R$ 0.32626409 per outstanding share (common or preferred).
IV.	Fixing the number of members of the Board of Directors at 11 (eleven).
V.	Election of 11 (eleven) members of Petrobras’ Board of Directors, as follows:

Election of 8 (eight) members through the cumulative voting process:

•	Mr. Fábio Henrique Bittes Terra
•	Mr. Guilherme Santos Mello
•	Mr. José Fernando Coura
•	Mr. José João Abdalla Filho
•	Mrs. Magda Maria de Regina Chambriard
•	Mr. Marcelo Gasparino da Silva
•	Mr. Marcelo Weick Pogliese
•	Mr. Renato Campos Galuppo

Elected by Minority Shareholders holding Common Shares, in a separate election

•	Mr. Francisco Petros Oliveira Lima Papathanasiadis

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Elected by Shareholders holding Preferred Shares, in a separate election

•	Mrs. Rachel de Oliveira Maia

Elected by Petrobras’ employees

•	Mrs. Rosangela Buzanelli Torres
VI.	Resolution on the independence of the following members of the Board of Directors, qualifying them as independent directors:

•	Mr. José Fernando Coura
•	Mr. José João Abdalla Filho
•	Mr. Marcelo Gasparino da Silva
•	Mr. Renato Campos Galuppo
VII.	Election of Mr. Guilherme Santos Mello as Chairman of the Board of Directors.
VIII.	Fixing the number of members of the Fiscal Council at 5 (five).
IX.	Election of 5 (five) members of the Fiscal Council and their respective alternates, as follows:

Elected by the Controlling Shareholder

•	Mrs. Mariana de Assis Espécie (Member) e Mr. Brenno Leopoldo Cavalcante de Paula (Alternate)
•	Mr. Luciano José de Araújo (Member) e Mr. Gustavo Cerqueira Ataíde (Alternate)
•	Mr. Rafael Rezende Brigolini (Member) e Mr. Daniel Cardoso Leal (Alternate)

Elected by Minority Shareholders holding Common Shares

•	Mr. Ronaldo Dias (Member) e Mr. Ricardo José Martins Gimenez (Alternate)

Elected by Shareholders holding Preferred Shares

•	Mr. Reginaldo Ferreira Alexandre (Member) e Mr. Vasco de Freitas Barcellos Neto (Alternate)

X.   Fixing the remuneration of the Company’s officers, the members of the Fiscal Council and the members of the Advisory Committees to the Board of Directors, pursuant to the vote of the Federal Government, following the guidance of the State-Owned Enterprises Coordination and Governance Secretariat (SEST), with a cap on aggregate remuneration for the period from April 2026 to March 2027: up to R$57,224,724.44 to be paid to officers; up to R$1,458,475.50 to be paid to Fiscal Council members; up to R$3,792,035.58 to be paid to the Statutory Audit Committee; up to R$4,667,120.70 to be paid to the Conglomerate’s Statutory Audit Committee; and up to R$2,916,954.00 to be paid to the other Statutory Advisory Committees to the Board of Directors.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer